02048001

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SEC MAIL RECEIVED PROCESSING JUL 0 2002 WASH. D.C. SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

For the month of **JUNE**, 2002.

DSI DATOTECH SYSTEMS INC.

455 Fenelon Suite 100 Montreal (Dorval) Quebec CANADA H9S 5T8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X.** Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X** .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSI DATOTECH SYSTEMS INC.
(Registrant)

By: ____________________
(Signature)*
G. Chamandy-Cook
V.P. Finance & Administration

Date June 27, 2002.

* Print the name and title of the signing officer under his signature.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	April 30, 2002
Date of Report:	June 27, 2002
Name of Issuer:	DSI Datotech Systems Inc.
Issuer's Address:	300 – 905 West Pender Street
	Vancouver, B.C. V6C 1L6
Issuer's Fax Number:	(604) 685-9159
Issuer's Phone Number:	(604) 685-9109
Contact Person:	Gary Chamandy-Cook
Contact Position:	VP, Finance and Administration
Contact Telephone Number:	(514) 828-0888 ext. 222
Contact E-mail:	gchamandycook@dato.com
Web Site Address:	www.dato.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Edward C. Pardiak	*"Edward C. Pardiak"*	02/06/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Robert M. Egery	*"Robert M. Egery"*	02/06/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

DSI DATOTECH SYSTEMS INC.

FINANCIAL STATEMENTS

APRIL 30, 2002

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

NOTICE TO READER

I have compiled the balance sheet of DSI Datotech Systems Inc. as at April 30, 2002 and statements of operations and deficit and cash flows for the period then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
June 20, 2002

DSI DATOTECH SYSTEMS INC.

BALANCE SHEETS

(Unaudited – See Notice to Reader)

	April 30, 2002	October 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and short term deposits (Note 8)	$ 118,492	$ 1,397,496
Accounts receivable and advances	168,772	225,370
Prepaid expense	25,876	33,429
	313,140	1,656,295
INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY (Note 3)	1	1
CAPITAL ASSETS (Note 4)	543,208	548,298
	$ 856,349	$ 2,204,594
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 570,310	$ 518,427
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	11,571,560	10,931,074
SHARE SUBSCRIPTIONS (Note 10)	189,774	-
CONTRIBUTED SURPLUS	239,073	239,073
DEFICIT	(11,714,368)	(9,483,980)
	286,039	1,686,167
	$ 856,349	$ 2,204,594

CONTINUING OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

"Edward C. Pardiak"
Director – Edward C. Pardiak

"Robert M. Egery"
Director – Robert M. Egery

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – See Notice to Reader)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Six Months Ended April 30, 2002	Six Months Ended April 30, 2001
REVENUE				
Licensing fees	$ -	$ 3,750	$ -	$ 3,750
Investment income and recoveries	3,478	38,959	8,387	103,885
	3,478	42,709	8,387	107,635
EXPENSES				
RESEARCH AND DEVELOPMENT				
Salaries and benefits	378,483	251,028	736,318	388,728
Amortization	-	53,336	-	73,386
Prototype development	80,816	15,014	178,477	22,774
	459,299	319,378	914,795	484,888
GENERAL AND ADMINISTRATIVE				
Corporate marketing	176,486	-	354,854	-
Salaries and benefits	99,544	119,339	179,420	171,766
Management fees and benefits	81,566	51,254	169,320	198,154
Amortization	42,872	4,045	118,477	22,575
Consulting fees	60,927	10,233	94,821	34,592
Rent	42,972	27,132	85,944	54,614
Travel and accommodation	19,958	47,042	69,814	79,521
Office and miscellaneous	15,845	17,653	61,350	48,822
Legal, audit and accounting	21,039	27,185	54,797	52,370
Investor relations and promotion	19,277	28,723	44,160	66,746
Corporation capital tax	-	15,906	30,493	15,906
Telephone and communications	8,591	10,694	16,014	19,916
Recruitment and staff training	-	45,520	13,256	88,076
Insurance	5,582	8,704	9,807	13,282
Regulatory fees	8,329	2,657	9,074	3,820
Transfer agent	3,652	5,167	4,822	7,052
Printing and shareholders information	2,709	12,105	4,068	49,418
Foreign exchange loss	(435)	-	3,489	-
	608,914	433,359	1,323,980	926,630
NET LOSS BEFORE THE FOLLOWING	1,064,735	710,028	2,230,388	1,303,883
Restructuring costs	-	6,981	-	154,636
NET LOSS FOR THE PERIOD	1,064,735	717,009	2,230,388	1,458,519
DEFICIT, BEGINNING OF PERIOD	10,649,633	6,451,699	9,483,980	5,710,189
DEFICIT, END OF PERIOD	$ 11,714,368	$ 7,168,708	$ 11,714,368	$ 7,168,708
LOSS PER SHARE	$ 0.05	$ 0.04	$ 0.10	$ 0.07
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	22,677,593	21,424,984	22,677,593	21,424,984

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – See Notice to Reader)

	Three Months Ended April 30, 2002	Three Months Ended April 30, 2001	Six Months Ended April 30, 2002	Six Months Ended April 30, 2001
OPERATING ACTIVITIES				
Net loss for the period	$ (1,064,735)	$ (717,009)	$ (2,230,388)	$ (1,458,519)
Less item not requiring cash				
Amortization	42,872	57,381	118,477	95,961
Net change in non-cash working capital items				
Accounts receivable and advances	18,733	46,624	56,598	25,389
Prepaid expense	32,903	(8,630)	7,553	(10,674)
Accounts payable and accrued liabilities	51,909	(126,221)	51,883	(30,487)
Cash applied to operating activities	(918,318)	(747,855)	(1,995,877)	(1,378,330)
INVESTING ACTIVITIES				
Capital assets	(42,409)	(187,795)	(113,387)	(338,815)
Cash applied to investing activities	(42,409)	(187,795)	(113,387)	(338,815)
FINANCING ACTIVITIES				
Shares issued for cash, net of share issue costs	259,500	-	640,486	235,584
Share subscriptions	189,774	-	189,774	-
Cash from financing activities	449,274	-	830,260	235,584
DECREASE IN CASH AND SHORT TERM DEPOSITS	(511,453)	(935,650)	(1,279,004)	(1,481,561)
CASH AND SHORT TERM DEPOSITS, BEGINNING OF PERIOD	629,945	3,533,404	1,397,496	4,079,315
CASH AND SHORT TERM DEPOSITS, END OF PERIOD	$ 118,492	$ 2,597,754	$ 118,492	$ 2,597,754

Supplemental cash flow information (Note 7)

1. CONTINUING OPERATIONS

The Company is a development stage company involved in the development of gesture recognition technology to facilitate a user's interface with computers and electronic devices.

As at April 30, 2002, the Company had a working capital deficiency of $257,170 and an accumulated deficit of $11,714,368. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company's wholly-owned subsidiary, Interactive Technologies Ltd. ("Interactive") has been inactive since its incorporation.

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended October 31, 2001.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of assets and rate for amortization. Actual results could differ from those estimates.

3. GESTURE RECOGNITION TECHNOLOGY

The Company holds certain patents on Gesture Recognition Technology, a gesture based technology for computer communications, which are recorded at a nominal value of $1.

Option Agreement

Pursuant to an agreement dated June 28, 2000, the Company granted an option to a company to acquire the exclusive rights to exploit the technology and proprietary property related to the technology for the video gaming and internet/interactive television market segments. In consideration of the option and upon delivery of a prototype to the optionee (delivered in June, 2001), the optionee paid the Company an aggregate U.S. $200,000.

The optionee has until December 8, 2002 to exercise the option and enter into a licence agreement with the Company. Should a licence agreement be entered into, the Company will receive U.S. $5,000,000, less the afore-mentioned option fees of U.S. $200,000, and a 20% Class B membership interest in the optionee.

4. CAPITAL ASSETS

	April 30, 2002		
	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 284,611	$ 52,445	$ 232,166
Computer equipment and software	255,758	91,190	164,568
Leasehold improvements	208,591	62,117	146,474
	$ 748,960	$ 205,752	$ 543,208

5. SHARE CAPITAL

(a) The authorized share capital consists of 100,000,000 common shares without par value.

Issued:

	April 30, 2002	
	No. of Shares	**Amount**
Balance at October 31, 2001	21,683,184	$ 10,977,907
Issued during the period		
For cash		
- private placement	507,000	253,500
- exercise of options	15,000	6,000
- exercise of warrants	930,040	380,986
	23,135,224	11,618,393
Less:		
Company shares held	(57,600)	(46,833)
Balance at April 30, 2002	23,077,624	$ 11,571,560

5. **SHARE CAPITAL (continued)**

(a) **Private placement**

In April, 2002 the company issued 507,000 units for proceeds of $253,500. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at $0.50 per share to April 12, 2003.

(b) **Escrowed shares**

A total of 2,600,000 common shares issued at $0.01 per share in prior years are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities.

(c) **Options**

The Company has granted options to directors, employees and consultants to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 5,245,645 common shares. Options granted under the plan vest over a period of up to 18 months.

The following summarizes information about stock options granted and outstanding at April 30, 2002, and changes during the period then ended:

	No. of Options	Weighted Average Exercise Price
Outstanding at October 31, 2001	3,081,000	$ 0.63
Granted	350,000	0.50
Exercised	(15,000)	0.40
Cancelled/expired	-	-
Outstanding at April 30, 2002	3,416,000	$ 0.62
Options exercisable at April 30, 2002	2,494,750	$ 0.66

5. **SHARE CAPITAL (continued)**

The following summarizes information about stock options outstanding at April 30, 2002:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
230,000	May 9, 2002	$ 0.75	230,000	$ 0.75
37,500	November 4, 2002	0.40	37,500	0.40
30,000	November 18, 2002	0.40	30,000	0.40
270,000	January 13, 2003	0.80	270,000	0.80
370,000	June 2, 2003	1.00	370,000	1.00
50,000	September 22, 2003	0.50	50,000	0.50
112,500	December 11, 2003	0.40	112,500	0.40
20,000	January 4, 2004	0.40	20,000	0.40
22,000	November 18, 2004	0.40	22,000	0.40
99,000	April 12, 2005	1.12	99,000	1.12
50,000	June 2, 2005	0.80	50,000	0.80
20,000	June 28, 2005	1.12	20,000	1.12
20,000	September 25, 2005	1.12	20,000	1.12
350,000	November 14, 2005	0.50	262,500	0.50
340,000	February 22, 2006	0.50	255,000	0.50
145,000	April 25, 2006	0.50	108,750	0.50
500,000	June 25, 2006	0.50	250,000	0.50
120,000	August 15, 2006	0.50	60,000	0.50
280,000	October 1, 2006	0.50	140,000	0.50
140,000	January 2, 2007	0.50	35,000	0.50
210,000	February 22, 2007	0.50	52,500	0.50
3,416,000		$0.62	2,494,750	$0.66

(d) **Warrants**

As at April 30, 2002, outstanding warrants to purchase common shares are exercisable as follows:

Exercise Price	Expiry Date	Outstanding at October 31, 2001	Issued	Exercised	Expired/ Cancelled	Outstanding at April 30, 2002
$ 0.40/0.66	January 26, 2002	2,023,426	-	(930,040)	(1,093,386)	-
2.16	April 10, 2002	456,000	-	-	(456,000)	-
2.16	April 20, 2002	185,637	-	-	(185,637)	-
0.50	April 12, 2003	-	507,000	-	-	507,000
		2,665,063	507,000	(930,040)	(1,735,023)	507,000

6. **DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS**

A total of $225,166 was paid or accrued to officers and directors or companies controlled by directors during the period for management and consulting services.

7. **SUPPLEMENTAL CASH FLOW INFORMATION**

There were no non-cash transactions during the six months ended April 30, 2002 and 2001.

Other cash flow information:

		2002		2001
Interest received	$	8,387	$	57,500
Interest paid		5,372		-

8. **BANK LINE OF CREDIT**

The Company has a line of credit of up to $600,000 with a financial institution which is secured by certain money market investments held by the Company at the institution. Interest is payable at the prime rate on Canadian dollar loans and overdrafts and at the U.S. base rate on U.S. dollar loans and overdrafts.

As at April 30, 2002, the Company had cash and short term deposits in the aggregate of $118,492, which is net of an overdraft balance of approximately $560,000.

9. **SEGMENT DISCLOSURES**

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, development and sales of its Gesture Recognition Technology. All of the Company's assets and operations are located in Canada.

10. **SUBSEQUENT EVENTS**

The Company issued 287,500 units at $0.50 per unit for proceeds of $143,774, which amount had been received at April 30, 2002. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at $0.50 per share to May 3, 2003.

As at April 30, 2002 the Company had also received subscriptions in the amount of $46,000 for a private placement, the shares to be issued upon closing of the private placement.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	April 30, 2002
Date of Report:	June 27, 2002
Name of Issuer:	DSI Datotech Systems Inc.
Issuer's Address:	300 – 905 West Pender Street
	Vancouver, B.C. V6C 1L6
Issuer's Fax Number:	(604) 685-9159
Issuer's Phone Number:	(604) 685-9109
Contact Person:	Gary Chamandy-Cook
Contact Position:	VP, Finance and Administration
Contact Telephone Number:	(514) 828-0888 ext. 222
Contact E-mail:	gchamandycook@dato.com
Web Site Address:	www.dato.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Edward C. Pardiak	*"Edward C. Pardiak"*	02/06/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Robert M. Egery	*"Robert M. Egery"*	02/06/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

SCHEDULE B

Related Party Transaction

During the six month period ended April 30, 2002, a total of $225,166 for management and administrative fees was paid to companies controlled by directors and officers of the Company.

Share Capital

Authorized	100,000,000	common shares without par value
Issued	23,077,624	common shares
Escrowed	2,600,000	common shares, release of which is subject to the approval of regulatory authorities

Options Outstanding				Options Exercisable		
Number of Shares	Expiry Date		Exercise Price	Number of Shares		Exercise Price
230,000	May 9, 2002	$	0.75	230,000	$	0.75
37,500	November 4, 2002		0.40	37,500		0.40
30,000	November 18, 2002		0.40	30,000		0.40
270,000	January 13, 2003		0.80	270,000		0.80
370,000	June 2, 2003		1.00	370,000		1.00
50,000	September 22, 2003		0.50	50,000		0.50
112,500	December 11, 2003		0.40	112,500		0.40
20,000	January 4, 2004		0.40	20,000		0.40
22,000	November 18, 2004		0.40	22,000		0.40
99,000	April 12, 2005		1.12	99,000		1.12
50,000	June 2, 2005		0.80	50,000		0.80
20,000	June 28, 2005		1.12	20,000		1.12
20,000	September 25, 2005		1.12	20,000		1.12
350,000	November 14, 2005		0.50	262,500		0.50
340,000	February 22, 2006		0.50	255,000		0.50
145,000	April 25, 2006		0.50	108,750		0.50
500,000	June 25, 2006		0.50	250,000		0.50
120,000	August 15, 2006		0.50	60,000		0.50
280,000	October 1, 2006		0.50	140,000		0.50
140,000	January 2, 2007		0.50	35,000		0.50
210,000	February 22, 2007		0.50	52,500		0.50
3,416,000				2,494,750		

Warrants	No. of Shares	Exercise Price	Expiry Date
	507,000	0.50	April 12, 2003
	507,000		

SCHEDULE B

During the quarter the Company issued the following securities:

	Number of Shares	Price per Share	Amount
Common Shares:			
For Cash			
Shares from Treasury	507,000	$0.50	$ 253,500
Exercise of Options	15,000	$0.40	$ 6,000
	522,000		$ 259,500

Warrants:

Warrants	No. of Shares	Exercise Price	Expiring on
	507,000	0.50	April 12, 2003
	507,000		

Options:

Optionee	Issue Date	Number of Shares	Price per Share	Expiring on
Options:				
G. Chamandy-Cook	22-Feb-02	40,000	$ 0.50	22-Feb-07
T. Heaney	22-Feb-02	40,000	$ 0.50	22-Feb-07
J.P. Higgins	22-Feb-02	40,000	$ 0.50	22-Feb-07
M. Lavallee	22-Feb-02	40,000	$ 0.50	22-Feb-07
Consultant	22-Feb-02	50,000	$ 0.50	22-Feb-07

Directors and officers as at June 27, 2002:

	Name	Office
Directors	Robert Egery	President and COO
	Edward Pardiak	Chairman and CEO
	Thomas Calvert	Corporate Secretary
	Allan Gibbins	
Officers	Timothy Heaney	Vice-President, Marketing
	Michel Lavallée	Vice-President, Engineering & Research
	Gary Chamandy-Cook	Vice-President, Finance & Administration
	John Paul Higgins	Vice-President, Corporate Development

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

DSI Datotech Systems Inc. (DSI), is a public, federally incorporated, Canadian Corporation, which trades on the Toronto Venture Exchange (TSX) formerly referred to as the Canadian Venture Exchange (CDNX). The trading symbol is *DSI*. The Company is dedicated to the development of a proprietary input technology for computers and electronic devices based on Gesture Recognition (GR).

This technology enables users to interact freely with computers and machines using hand gestures on a multi-point, pressure sensitive touch pad. Its revolutionary capability provides a dramatic leap forward in terms of ease-of-use and productivity for users across a variety of market applications such as multimedia, computer games, 3D-enabled personal computers, and biometrics.

The company plans to roll out products across a wide range of markets in order to establish a GR standard and a pervasive presence in the marketplace. In April 2002, DSI announced the commercial launch of its technology. The company plans to channel its products to market by forming strategic alliances and partnerships with established distribution channels, and major customers, leading to ultimate licensing agreements with major software/hardware OEMs.

As a key element of its strategy to enter the multimedia and CAD/CAM markets, the Company has partnered with industry-leading providers of application software. DSI has already completed and launched application plug-ins to operate with Discreet's 3ds max and Autodesk's VIZ4 products. Development is underway for a plug-in for Softimage's XSI to be released mid-summer 2002. Plug-ins for other leading multimedia and CAD/CAM software applications are scheduled for release over the next year.

The Company plans an industry launch of its HandGear product at the SIGGRAPH Exposition in San Antonio, Texas in July, 2002.

Operations

DSI has two locations, Montreal, and Vancouver. As at June 27, 2002, DSI had a compliment of 21 consisting of fourteen (14) in Montreal and seven (7)) in Vancouver. Overall this represents a reduction of seven (7) positions since our March quarterly report.

Resources

DSI's cash balance at April 30, 2002 was $118,492 and a working capital deficiency of $257,170. Funds were utilized primarily for research, development, marketing and general operations. In the first half of fiscal 2002, capital purchases which totaled $113,387 were made for engineering equipment and software required for this commercial launch.

The Company will continue to raise funds through a series of private placements. On March 18, 2002, the first placement offering was announced in the amount of $1.8 Million. To date the company has signed commitments totaling $1,443,274 of which $443,274 has been received.

Research and Development

Total Research and Development expenditures in the first half of fiscal 2002 were $914,795, which was $429,907 higher than the same period last year with expenditures of $484,888. This was the result of higher staffing levels required to conclude an important phase of the development for the first commercial launch of the technology.

General and Administrative

General and Administrative expenses increased to $1,323,980 for the six months ending April 30, 2002, up from $926,630 during the same period last year to represent an increase of $397,350. This increase relates primarily to corporate marketing activities of $354,854 which intensified this year as the strategic positioning of the technology was clarified and the stage was set for the commercial launch.

Amortization increased by $95,902 this year, compared to year ago. All other expenses remained broadly in line with the same period last year.

Capital Requirements

DSI is pursuing larger scale financing opportunities in Canada, United States and Europe to finance the Company's business strategy, including the commercialization of the technology, along with continued research and development activities. The Company is also identifying strategic allies and pursuing strategic partnerships.

In February 2002, the U.S. Securities and Exchange Commission accepted for 20F form as filed by the Company. This is a registration statement under the United States securities law. The acceptance of this form allows DSI to conduct broader investor relations and financing activities in the United States. In addition, shares of Common Stock of the Company may be listed on a U.S. Securities exchange in the future.

The Company held its Annual General Meeting on May 21, 2002 in Montreal and was able to update shareholders on the progress of these its business and financing activities.